Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

Connect with Us: @TEGinvestors on Second Quarter 2014 August 7, 2014 Second Quarter 2014 Earnings Conference Call TEG LISTED NYSE integrys

2 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Index integrys 3. Condensed Commentary on Forward-Looking Statements 4. Non-GAAP Financial Information 5. Pending Sale of Retail Marketing Business of Integrys Energy Services 6. Pending Sale of Upper Peninsula Power Company 7. Second Quarter 2014 Financial Results; 2014 Guidance 8. Operational Update 9. Diluted Earnings Per Share – Adjusted and Weather Impacts 10. Guidance – 2014 Diluted EPS – Adjusted 11. APPENDIX 12. Regulated Operations Map 13. Estimated Capital Expenditures 14. Estimated Utility Depreciation 15. Projected Average Rate Base 2013 – 2016 16. Supporting Data for Projected Average Rate Base 2013 – 2016 17. Financing Summary 18. Integrys Long-Term Debt Maturities 19. Integrys Credit Ratings 20. Economic Drivers in Regulated Utility Service Territories 21. Regulated Utilities – Regulatory Rate Base and Return on Equity 22. Regulated Utilities – Statistics 23. Rider QIP Background Information 24. Cost Recovery Through Rider QIP 25. Rider QIP Recovery Mechanism 26. Minnesota Energy Resources – 2013 General Rate Case – As Filed 27. Minnesota Energy Resources Rate Case – Positions of Department of Commerce (DOC) and Office of Attorney General (OAG) 28. Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2014 General Rate Case – As Filed 29. Wisconsin Public Service – Residential Electric – 2009 – 2014 Average Annual Customer Bill Change 30. Peoples Gas and North Shore Gas – 2014 General Rate Cases – As Filed 31. Peoples Gas and North Shore Gas - 2014 General Rate Cases – Summary of Positions 32. State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group 33. Special Items by Segment – Adjusted Earnings (Loss) – Second Quarter 2014 and 2013 34. Special Items by Segment – Diluted EPS – Adjusted – Second Quarter 2014 and 2013 35. Adjusted Earnings Drivers – Regulated Natural Gas Utility Segment – Second Quarter 2014 vs. 2013 36. Adjusted Earnings Drivers – Regulated Electric Utility Segment – Second Quarter 2014 vs. 2013 37. Adjusted Earnings Drivers – Electric Transmission Investment Segment – Second Quarter 2014 vs. 2013 38. Adjusted Earnings Drivers – Nonregulated Integrys Energy Services Segment – Second Quarter 2014 vs. 2013 39. Adjusted Earnings Drivers – Holding Company and Other Segment – Second Quarter 2014 vs. 2013 40. Special Items by Segment – Adjusted Earnings (Loss) – Six Months 2014 and 2013 41. Special Items by Segment – Diluted EPS – Adjusted – Six Months 2014 and 2013 42. Adjusted Earnings Drivers – Regulated Natural Gas Utility Segment – Six Months 2014 and 2013 43. Adjusted Earnings Drivers – Regulated Electric Utility Segment – Six Months 2014 and 2013 44. Adjusted Earnings Drivers – Electric Transmission Investment Segment – Six Months 2014 and 2013 45. Adjusted Earnings Drivers – Nonregulated Integrys Energy Services Segment – Six Months 2014 and 2013 46. Adjusted Earnings Drivers – Holding Company and Other Segment – Six Months 2014 and 2013 47. Wisconsin Energy/Integrys Energy Group Merger – State Regulatory Approvals 48. Wisconsin Energy/Integrys Energy Group Merger – Other Approvals 49. Disclosure of Full Forward-Looking Statements 50. Additional Information and Where to Find It

3 Second Quarter 2014 Earnings Conference Call – August 7, 2014 In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct. Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q. Other risks and uncertainties are set forth in greater detail in the aforementioned filing with the United States Securities and Exchange Commission and in Slide 49 in the Appendix. You are encouraged to read and understand the disclaimers set forth in these filings. All forward-looking statements included in this presentation are based upon information presently available, and we, except to the extent required by the federal securities laws, undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Condensed Commentary on Forward-Looking Statements integrys

4 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Non-GAAP Financial Information integrys We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, we disclose and discuss diluted earnings per share (EPS) – adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS – adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance. These measures allow investors to better compare our financial results from period to period, as they eliminate the effects of certain items that are not comparable. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP. Tax impacts are calculated using the applicable combined federal and state statutory rate modified for any attributable permanent tax effect and/or tax credit. A reconciliation of non-GAAP information to GAAP information is included on the slide where the information appears.

5 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Pending Sale of Retail Marketing Business of Integrys Energy Services integrys Highlight ▪ On July 30, 2014, Integrys Energy Group (NYSE: TEG) announced the divestiture of the retail marketing business of Integrys Energy Services, Inc. (TEGE) for $60 million (plus adjusted net working capital at time of close) in an all-cash transaction with Exelon. Key Terms Purchase Consideration 100% Cash Purchase Price (million) $60 Working Capital Assumption (million) $183 * Expected Close 4Q14 or 1Q15 Regulatory Approvals Needed Hart Scott Rodino, Federal Energy Regulatory Commission Shareholder Approval Needed None Transition Services Minimal * Approximate adjusted working capital at May 31, 2014. Retail Natural Gas and Electric Marketing Businesses • Established on October 12, 1994 • Employs approximately 280 people • Retail energy services provider in 22 states and the District of Columbia • Serves over 1.2 million residential and commercial/industrial customers • Does not include energy asset business (solar business) • 2013 Highlights: • Delivered 21.3 million megawatt-hours of electricity (up 72% from 2011) and 183.6 BCF of natural gas (up 25% from 2011) • Over $2.2 billion in revenue

6 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Pending Sale of Upper Peninsula Power Company integrys Pending Sale of Upper Peninsula Power Company (UPPCO) to Balfour Beatty Infrastructure Partners ▪ Stock purchase agreement signed: January 17, 2014 ▪ Anticipated closing: Third quarter 2014 ▪ Terms of transaction: • Purchase price: $298.8 million (subject to post-closing adjustments) • Expected net after-tax proceeds: $220 million • One-time after-tax gain expected: $48 million or $0.60 per share • Excludes UPPCO’s ATC investment (approximately $15 million) • Includes transition service agreements with Integrys Business Support ranging from 18 to 30 months for such services as accounting and information technology ▪ Expected use of proceeds: reduce equity and debt financing for generation and infrastructure investment at other regulated utilities ▪ Regulatory approvals received: • Settlement among parties approved by Michigan Public Service Commission on June 6, 2014 • On July 8, 2014, the Public Service Commission of Wisconsin approved changes needed to facilitate the transfer of UPPCO's ATC membership to Integrys Energy Group ▪ Regulatory approvals needed: • Federal Energy Regulatory Commission – filed March 14, 2014 ▪ Balfour Beatty Infrastructure Partners Information • www.bbip.com • www.balfourbeatty.com (BBIP sponsor) Upper Peninsula Power Company • Established in 1884 (acquired by Integrys Energy Group in 1998) • Regulated electric utility • Operates in 10 of the 15 counties in the Upper Peninsula of Michigan • 118 employees • Serves approximately 52,000 electric retail customers in 118 communities • A firm peak demand was reached on August 20, 2013, with a system demand of 101 megawatts • Electric property includes approximately 3,300 miles of electric distribution lines and 57 distribution substations and 50.8 megawatts of generating capacity (based on summer ratings) • Rate base/ROE/equity layer ▪ $161 million/10.15%/56.74% excluding deferred taxes in rate base • 2013 regulated utility income (excluding ATC earnings): $8.6 million

7 Second Quarter 2014 Earnings Conference Call – August 7, 2014 ▪ Second Quarter 2014 Financial Results • Consolidated diluted EPS – adjusted of $0.20 for the three months ended June 30, 2014 versus $0.45 for the same period in 2013 • Consolidated diluted EPS – adjusted of $1.94 for the six months ended June 30, 2014 versus $2.20 for the same period in 2013 ▪ 2014 Guidance • Consolidated diluted EPS – adjusted of $3.33 to $3.47 Second Quarter 2014 Financial Results; 2014 Guidance integrys

8 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Regulated Utilities – Activities on track as planned ▪ Natural Gas Segment • Accelerated main replacement moving forward • Acquisition of Alliant Energy's Minnesota natural gas assets expected to close in the first quarter of 2015 ▪ Electric Segment • Columbia environmental upgrades completed and in operation • Weston 3 ReACT™ installation proceeding as planned • System Modernization and Reliability Project (SMRP) on track • Evaluating future generation options ▪ Rate Cases • Proceeding as anticipated (see Slides 26 through 31) Operational Update integrys

Diluted Earnings Per Share – Adjusted and Weather Impacts

integrys

Diluted Earnings Per Share Information (Non-GAAP Information)

	Three Months Ended June 30		Six Months Ended June 30	
	2014	2013	2014	2013
Diluted EPS	**$ 0.09**	**$ (0.07)**	**$ 1.98**	$ 2.29
Special Items (net of taxes):				
Net noncash (gains) losses related to derivative and inventory accounting activities	**(0.03)**	0.51	**(0.18)**	(0.02)
Goodwill impairment loss	**0.08**	—	**0.08**	—
Merger transaction costs	**0.05**	—	**0.05**	—
Transaction costs related to pending sale of Upper Peninsula Power Company	**0.01**	—	**0.01**	—
Transaction costs related to pending sale of Integrys Energy Services retail energy business	**—**	—	**—**	—
Discontinued operations	**—**	0.01	**—**	(0.07)
Diluted EPS – adjusted	**$ 0.20**	$ 0.45	**$ 1.94**	$ 2.20
Average Shares of Common Stock – Diluted *(in millions)*	**80.5**	79.4	**80.5**	79.7

Weather Impacts (Compared to Normal, Net of Decoupling)

	Three Months Ended June 30		Six Months Ended June 30	
Dollar Impacts, net of taxes *(Millions)*	2014	2013	2014	2013
Natural Gas Utility Segment	**$ 0.8**	$ 0.1	**$ 8.2**	$ 0.7
Electric Utility Segment	**(0.5)**	—	**5.2**	—
Integrys Energy Services – Core	**—**	(1.8)	**(2.8)**	(1.6)
Reversal of the full calendar year 2012 reserves related to decoupling mechanisms at Peoples Gas and North Shore Gas	**—**	—	**—**	9.9
Total	**$ 0.3**	$ (1.7)	**$ 10.6**	$ 9.0

	Three Months Ended June 30		Six Months Ended June 30	
Diluted EPS Impacts, net of taxes	2014	2013	2014	2013
Natural Gas Utility Segment	**$ 0.01**	$ —	**$ 0.10**	$ 0.01
Electric Utility Segment	**(0.01)**	—	**0.06**	—
Integrys Energy Services – Core	**—**	(0.02)	**(0.03)**	(0.02)
Reversal of the full calendar year 2012 reserves related to decoupling mechanisms at Peoples Gas and North Shore Gas	**—**	—	**—**	0.12
Total	**$ —**	$ (0.02)	**$ 0.13**	$ 0.11

Second Quarter 2014 Earnings Conference Call – August 7, 2014
9

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Guidance – 2014 Diluted EPS – Adjusted

integrys

Diluted EPS Guidance	Guidance Presented August 7, 2014 2014 Low	High	Guidance Presented February 27, 2014 2014 Low	High	Variance 2014 Low	High
Regulated Natural Gas Utility Segment	$ 1.34	$ 1.40	$ 1.42	$ 1.53	$ (0.08)	$ (0.13)
Regulated Electric Utility Segment	1.37	1.43	1.45	1.60	(0.08)	(0.17)
Electric Transmission Investment Segment	0.69	0.69	0.70	0.71	(0.01)	(0.02)
Integrys Energy Services						
Core	0.18	0.20	0.17	0.21	0.01	(0.01)
Other	(0.08)	(0.08)				
Holding Company and Other Segment	0.27	0.27	0.31	0.35	(0.04)	(0.08)
Integrys Energy Group Consolidated Diluted EPS	**$ 3.77**	**$ 3.91**	**$ 4.10**	**$ 4.35**	**$ (0.33)**	**$ (0.44)**
Average Shares of Common Stock – Diluted *(in millions)*	80.7	80.7	80.7	80.7	—	—

Note that the consolidated February 27, 2014 guidance and the variance is narrower than the sum of the segments.

Information on Special Items:

Diluted EPS guidance is adjusted for special items and their financial impact on the diluted EPS guidance for 2014.

	Aug Low	Aug High	Feb Low	Feb High	Variance Low	Variance High
Integrys Energy Group Consolidated Diluted EPS	**$ 3.77**	**$ 3.91**	**$ 4.10**	**$ 4.35**	**$ (0.33)**	**$ (0.44)**
Special Items (net of taxes)						
Holding Company and Other Segment						
Gain on Sale of Upper Peninsula Power Company	(0.60)	(0.60)	(0.60)	(0.60)	—	—
Merger and Other Transaction Costs	0.08	0.08			0.08	0.08
Integrys Energy Services – Other						
Goodwill Impairment Loss	0.08	0.08			0.08	0.08
Integrys Energy Group Consolidated Diluted EPS – Adjusted	**$ 3.33**	**$ 3.47**	**$ 3.50**	**$ 3.75**	**$ (0.17)**	**$ (0.28)**
Average Shares of Common Stock - Diluted *(in millions)*	**80.7**	**80.7**	**80.7**	**80.7**	—	—

Key Assumptions for 2014:
- Availability of generation units
- Normal weather conditions for the rest of the year
- Ownership of Integrys Energy Services' retail energy business through December 31, 2014
- Not estimating the impact of derivative and inventory fair value accounting activities

Non-GAAP Financial Information

10

11 Appendix integrys Second Quarter 2014 Earnings Conference Call – August 7, 2014

12 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Regulated Operations Map integrys Michigan Gas Utilities Corporation Minnesota Energy Resources Corporation North Shore Gas Company The Peoples Gas Light and Coke Company Upper Peninsula Power Company Wisconsin Public Service Corporation Note: If regulatory approvals received, expect to close on sale of Upper Peninsula Power to Balfour Beatty Infrastructure Partners in 3Q14 , which would eliminate the UPPCO operations shown above.

13 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Estimated Capital Expenditures integrys (Dollars in Millions) 2014 2015 2016 Total Wisconsin Public Service $ 327 $ 314 $ 432 $ 1,073 Peoples Gas 419 392 400 1,211 Upper Peninsula Power * 11 10 10 31 Minnesota Energy Resources 30 44 25 99 North Shore Gas 30 28 25 83 Michigan Gas Utilities 20 17 16 53 Subtotal for Utilities $ 837 $ 805 $ 908 $ 2,550 Integrys Energy Services 62 42 42 146 Integrys Business Support 68 31 40 139 Integrys Transportation Fuels (Trillium CNG) 27 44 45 116 Total Anticipated Capital Expenditures $ 994 $ 922 $ 1,035 $ 2,951 American Transmission Company (equity contribution) $ 26 $ 17 $ 17 $ 60 * If regulatory approvals received, expect to close on sale in 3Q14 which would eliminate expenditures in 2015 and 2016.

14 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Estimated Utility Depreciation integrys (Dollars in Millions) 2014 2015 2016 Total Wisconsin Public Service $ 109 $ 115 $ 127 $ 351 Peoples Gas 107 119 123 349 Upper Peninsula Power * 8 9 9 26 Minnesota Energy Resources 9 10 11 30 North Shore Gas 11 12 12 35 Michigan Gas Utilities 9 9 10 28 Total for Utilities $ 253 $ 274 $ 292 $ 819 * If regulatory approvals received, expect to close on sale in 3Q14 which would eliminate depreciation in 2015 and 2016.

15 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Projected Average Rate Base 2013 – 2016 integrys Natural Gas in rates Natural Gas approved not yet in rates Natural Gas not yet approved / not in rates Electric in rates Electric approved not yet in rates Electric not yet approved / not in rates Fox Energy Center $6.0 $5.0 $4.0 $3.0 $2.0 $1.0 $0.0 Billions 2013 2014 2015 * 2016 * * Excludes Upper Peninsula Power Company 35% Growth Data has not changed since the fourth quarter 2013 earnings conference call that took place on February 27, 2014

16 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Supporting Data for Projected Average Rate Base 2013 – 2016 integrys (Dollars in Billions) 2013 2014 2015 * 2016 * Natural Gas in rates $ 2.5 $ 2.6 $ 2.6 $ 2.6 Natural Gas approved not yet in rates 0.2 0.4 0.6 Natural Gas not yet approved / not in rates 0.1 Electric in rates 1.8 2.4 2.2 2.2 Electric approved not yet in rates 0.1 0.3 Electric not yet approved / not in rates 0.1 Fox Energy Center 0.3 Total $ 4.6 $ 5.2 $ 5.3 $ 5.9 * Excludes Upper Peninsula Power Company Data has not changed since the fourth quarter 2013 earnings conference call that took place on February 27, 2014

17 Second Quarter 2014 Earnings Conference Call – August 7, 2014 ▪ Provide adequate capital levels at a reasonable cost and maintain current credit ratings; see Slide 19 for credit rating details ▪ Transactions expected in 2014 • Long-term debt ◦ Integrys Energy Group – 7.27%, $100 million, matured on June 1, 2014 ◦ Peoples Gas – approximately $125 million late in 2014 ◦ Opportunities to call, reprice, or remarket existing long-term debt transactions are also evaluated ▪ Remarketed $50 million of long-term debt at Peoples Gas (Series VV, 2030 maturity – interest rate reset at 3.90%) • Equity ◦ No new equity required in 2014 ◦ No new equity for the next two years on a stand alone basis pending the Upper Peninsula Power Company and retail energy marketing sale ◦ Shares needed for stock investment, dividend reinvestment, and equity compensation plans to be purchased in open market Financing Summary integrys

18 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Integrys Long-Term Debt Maturities integrys NOTE: The $100 million of long-term debt for Integrys Energy Group shown previously for 2014 matured on June 1, 2014 and was replaced with short-term debt. 2016 maturities exclude approximately $270 million of Integrys Energy Group hybrid debt securities which convert in that year to a floating rate and are callable at par. Integrys Energy Group has the option to retire the hybrids and reissue securities of similar equity content or allow them to remain outstanding until final maturity in 2066. TEG PEC WPS PGL NSG Other $300 $200 $100 $0 Millions 2015 2016 2017 2018 2019 2020

19 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Standard & Poor’s Moody’s Integrys Energy Group Issuer credit rating Senior unsecured debt Commercial paper Junior subordinated notes A- BBB+ A-2 BBB N/A Baa1 P-2 Baa2 Wisconsin Public Service Issuer credit rating First mortgage bonds Senior secured debt Preferred stock Commercial paper A- N/A A BBB A-2 A1 Aa2 Aa2 A3 P-1 Peoples Gas Issuer credit rating Senior secured debt Commercial paper A- N/A A-2 A2 Aa3 P-1 North Shore Gas Issuer credit rating A- A2 Integrys Credit Ratings integrys N/A = Not Applicable

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Economic Drivers in Regulated Utility Service Territories

integrys

Single Family Housing Construction (Year-Over-Year Percent Change)
Integrys Energy Group's Regulated Utility Service Area – States

	2007	2008	2009	2010	2011	2012	2013	2014					
								Jan	Feb	Mar	April	May	June
United States	**(29.0)**	**(41.0)**	**(25.0)**	**(12.7)**	**(14.3)**	**26.1**	**28.0**	**17.0**	**14.7**	**(0.8)**	**4.0**	**(1.4)**	
Minnesota	(31.0)	(39.0)	(23.0)	(18.6)	0.9	19.9	23.0	(18.0)	(4.1)	(0.6)	2.8	(10.3)	
Wisconsin	(17.0)	(38.0)	(21.0)	(28.9)	(5.6)	10.2	12.8	(25.0)	(23.0)	7.6	(21.8)	31.8	
Illinois	(35.0)	(52.0)	(30.0)	(26.3)	(15.9)	21.8	12.7	(17.6)	5.4	10.2	23.1	1.2	
Michigan	(39.0)	(41.0)	(29.0)	(9.8)	(16.2)	22.3	23.7	(7.9)	(12.4)	(2.3)	(9.0)	(3.6)	

Source: U.S. Census Bureau

Preliminary

Unemployment Rates (Percent) for Integrys Energy Group's Regulated Service Area – States and Selected Metropolitan Areas

	2007	2008	2009	2010	2011	2012	2013	2014					
								Jan	Feb	Mar	April	May	Jun
United States	**4.6**	**5.8**	**9.3**	**9.6**	**8.9**	**8.1**	**7.4**	**6.6**	**6.7**	**6.7**	**6.3**	**6.3**	**6.1**
Minnesota	4.6	5.4	8.0	7.3	6.6	5.7	5.1	4.7	4.8	4.8	4.7	4.6	
Rochester	4.0	4.5	6.5	6.1	5.4	4.8	4.3	4.8	4.9	4.7	4.0	3.7	
Wisconsin	4.9	4.8	8.5	8.3	7.5	6.9	6.8	6.2	6.1	5.9	5.8	5.7	
Green Bay	4.6	4.7	8.1	7.7	7.1	6.9	6.2	6.2	6.5	6.2	5.5	5.1	
Illinois	5.0	6.4	10.1	10.3	9.4	8.9	9.1	8.7	8.7	8.4	7.9	7.5	
Chicago	4.9	6.2	10.0	10.2	9.5	8.8	9.1	8.6	9.0	8.1	7.3	7.2	
Michigan	7.2	8.3	13.6	12.5	10.4	8.9	8.7	7.8	7.7	7.5	7.4	7.5	
Monroe	6.5	8.6	14.6	12.4	9.8	7.9	8.0	7.9	7.6	7.4	7.4	6.8	

Source: Bureau of Labor Statistics

Preliminary

20

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Regulated Utilities – Regulatory Rate Base and Return on Equity

integrys

	PGL	NSG	MERC	MGU	WPS		UPPCO
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric	Electric
Retail last authorized, IL/MN							
Rate base/investment ($ millions)	1,425	201	190				
Allowed ROE	9.28%	9.28%	9.70%				
Authorized regulatory equity %	50.43%	50.32%	50.48%				
Date of decision	12/18/2013	12/18/2013	7/13/2012				
Retail last authorized, MI							
Rate base/investment ($ millions)				210 (1)	2	2	218 (2)
Allowed ROE				10.25%	14.25%	10.60%	10.15%
Authorized regulatory equity %				48.62% (1)	42.40%	56.39%	41.10%
Date of decision				11/14/2013	6/7/1983	12/4/2007	12/19/2013
Retail last authorized, WI							
Rate base/investment ($ millions)					383 (3)	1,918 (3)	
Allowed ROE					10.20%	10.20%	
Authorized regulatory equity %					50.14%	50.14%	
Date of decision					12/18/2013	12/18/2013	
Wholesale last authorized							
Rate base/investment ($ millions)						299 (4)	3 (5)
Allowed ROE							
Authorized regulatory equity %							
Date of decision							

Notes:

(1) The MGU rate case was settled with no stated rate base value. $210 million corresponds to MGU's filed amount with deferred taxes included in the capital structure. Rate base would be $177 million, and the common equity ratio would be 50.12%, with deferred taxes in rate base.

(2) The UPPCO rate case was settled with no stated rate base value. $221 million corresponds to UPPCO's filed amount, with deferred taxes included in the capital structure. Rate base would be $161 million, and the common equity ratio would be 56.74%, with deferred taxes in rate base.

(3) Wisconsin includes working capital.

(4) Service provided under FERC Tariff and Market-Based Rate Contracts, each of which is formula based.

(5) Primarily Distribution Service served under the Joint Tariff for the Sales of Ancillary Services ("JAST").

Data has not changed since the fourth quarter 2013 earnings conference call that took place on February 27, 2014

21

22 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Regulated Utilities – Statistics integrys PGL NSG MERC MGU WPS UPPCO As of 12-31-2013 Electric Customers 445,000 52,000 Natural Gas Customers 831,000 159,000 216,000 169,000 323,000 Generation capacity (megawatts) 2,698.3 50.8 Natural gas storage (billion cubic feet) 40.0 3.9 Employees 1,296 166 217 159 1,242 118 For the period ending 12-31-2013 Annual electric volumes (million megawatt-hours) 15.6 0.8 Annual natural gas throughput (billion cubic feet) 182.9 37.5 82.9 32.0 82.3 Retail as of 12-31-2013 (Estimated) Natural Gas Natural Gas Natural Gas Natural Gas Natural Gas Electric Electric Rate base/investment ($ millions) – Illinois 1,549 205 Rate base/investment ($ millions) – Wisconsin 381* 1,814* Rate base/investment ($ millions) – Michigan 149 1 40 150 Rate base/investment ($ millions) – Minnesota 193 Wholesale as of 12-31-2013 (Estimated) Rate base/investment ($ millions) 262 2 * Rate base includes working capital as the Wisconsin Commission handles it differently. Data has not changed since the fourth quarter 2013 earnings conference call that took place on February 27, 2014

23 Second Quarter 2014 Earnings Conference Call – August 7, 2014 ▪ Effective January 1, 2014 ▪ Qualifying property • Main and service pipe replacement, movement of inside meters to outside • Pipeline integrity ▪ Rider QIP cumulative annual increase capped at 4% per year of base rates • i.e., maximum cumulative Rider QIP recovery in year 1 is 4%, year 2 is 8%, etc. • Maximum 5.5% increase in any given year • Filed third monthly surcharge with ICC in mid-April ▪ Reconciliation, including prudence review, in the following year ▪ Sunset after 2023 Rider QIP Background Information integrys

24 Second Quarter 2014 Earnings Conference Call – August 7, 2014 ▪ Return of investment, i.e., depreciation ▪ Return on investment based on: • Cost of capital from most recent rate case • Multiplied by: ◦ Plant placed in service ◦ Less accumulated depreciation and accumulated deferred taxes on Rider QIP plant ◦ Less "minimum spend" ▪ Minimum spend will usually be met by non-QIP capital expenditures Cost Recovery Through Rider QIP integrys

25 Second Quarter 2014 Earnings Conference Call – August 7, 2014 Rider QIP Recovery Mechanism integrys ▪ One month cash flow lag, recovery recorded immediately • Example: ◦ Recovery of costs for property placed in service in January 2014 begins March 1, 2014. ◦ For accounting purposes, March revenue is accrued in January ▪ Half year problem from traditional rate cases avoided • Due to averaging convention, traditional rate case only recovers half of costs from additions in the test year, creating regulatory lag until the next rate case • In a test year, current year additions are recovered through Rider QIP, so no regulatory lag between rate cases

26 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Minnesota Energy Resources – 2013 General Rate Case – As Filed ▪ Filed on September 30, 2013 (Docket No. 13-617) ▪ Requested: • $14.2 million, 5.52% increase in retail natural gas rates • Rate base – $198.3 million retail natural gas • Return on Equity – 10.75% with equity component of 50.31% ▪ Key reasons for rate increase request: • Inflation $2.0 million • Return on equity $0.9 million • Labor costs $0.9 million • Conservation Improvement Program amortization $0.8 million • Integrys Business Support customer relations system upgrade $0.7 million • Property taxes $0.7 million • Rate case expense $0.4 million • Employee benefits $(0.5 million) • Executive/non-executive incentives $(0.7 million) • Depreciation $(1.1 million) ▪ Key Dates: • Interim rates effective: January 1, 2014 • Final order expected: October 2014 ▪ Website: https://www.edockets.state.mn.us/EFiling/edockets/searchDocuments.do?method=eDocketsResult&userType=public

27 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Minnesota Energy Resources Rate Case – Positions of Department of Commerce (DOC) and Office of Attorney General (OAG) Natural Gas Retail MERC Revised DOC OAG Rate Increase (a) $ 12.2 M $ 3.5 M $ 4.8 - 5.7 M Rate Base/Investment (b) $ 199.2 M $ 192.0 M n/a Return on Equity 10.75% 9.29% 8.6% - 9.1% Equity Component 50.31% 50.31% n/a Revenue Requirement Impacts of Major Adjustments: Conservation Improvement Program $ (3.8) M * n/a Return on Equity $ (2.5) M $(2.8) - (3.7) M Sales $ (1.7) M n/a Pension Expense $ (1.4) M n/a Removal of Pension Asset from Rate Base $ (1.4) M n/a Rate Case Amortization $ (0.3) M * n/a Transportation Revenues n/a $ (2.0) M O&M Inflation n/a $ (1.0) M Customer Relations n/a $ (0.8) M Property Taxes n/a $ (0.7) M Travel/Entertainment Expenses n/a $ (0.6) M Bad Debt Expense n/a $ (0.4) M Membership Dues n/a $ (0.1) M (a) Reduced to reflect revised sales data ($1.1M), reduced benefits expense ($0.7M), other ($0.2M). (b) Increased to reflect updated working capital data. n/a = not applicable * These items should have no net income impact because of offset to expenses.

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Wisconsin Public Service – Wisconsin Retail Jurisdiction – 2014 General Rate Case – As Filed

integrys

- Filed on April 1, 2014 for new rates effective January 2015 (Docket No. 6690-UR-123)
- Website: http://psc.wi.gov/apps40/dockets/content/detail.aspx?dockt_id=6690-UR-123
- Requested for Wisconsin jurisdiction:
  - $76.8 million (8.0%) increase in retail electric rates
  - $1.6 million (0.5%) decrease in retail natural gas rates
  - Rate base – $1,900 million Wisconsin electric retail and $360 million Wisconsin natural gas retail
  - Return on Equity – 10.6% with equity component of 50.51%
  - Increase residential monthly fixed charges:
    - Natural gas – from $10.25 to $18.00
    - Electric – from $10.40 to $25.00
- Reasons for rate increase request:

	Electric (Millions)	Natural Gas (Millions)
Increased fuel costs (including impact of fuel refunds)	$ 22	n/a
Pay-at-risk plan	$ 13	$ 3
Increased transmission costs	$ 12	n/a
Reduced decoupling refund	$ 9	$ (16)
Inflation at 3%	$ 7	$ 2
Increase in ROE from 10.2% to 10.6%	$ 7	$ 1
Increase in equity component	$ 5	$ 1
Increased depreciation expenses	$ 4	$ 1
Recovery of 2013 Fox Energy Center deferrals (over 4 years)	$ 3	n/a
Increase in taxes other than income taxes	$ 3	$ 1
Increase in interest expenses	$ 3	n/a
Decrease/increase in non-fuel O&M	$ (3)	$ 5
(Increase)/decrease in margin revenues	$ (5)	$ 2
Expiration of 2013 rate case deferrals	$ (6)	$ (2)
Increase in manufactured gas clean up	n/a	$ 1

n/a = not applicable

Key Dates:

Staff/Intervenor Testimony	8/13/2014
Rebuttal Testimony	8/29/2014
Surrebuttal Testimony	9/8/2014
Hearings (Madison)	9/10/2014
Initial Briefs	10/1/2014
Reply Briefs	10/8/2014

28

29 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Wisconsin Public Service – Residential Electric – 2009 – 2014 Average Annual Customer Bill Change -1.5% -0.5% 1.5% 2.5% 3.5% 4.5% 0.00% 0.00% 0.61% 0.85% 0.00% -1.30% 2009 2010 2011 2012 2013 2014

30 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Peoples Gas and North Shore Gas – 2014 General Rate Cases – As Filed Filed on February 26, 2014 for new rates to be effective in January/February 2015 $ in Millions Peoples Gas North Shore Gas Total Revenue Increase Requested $ 128.9 $ 7.1 Rate Base/Investment $ 1,869.6 $ 210.8 Equity Component 50.31% 50.41% Return on Equity Requested 10.25% 10.25% Key Drivers Upgrading delivery systems $ 60.4 $ 2.1 Production/distribution/storage/transmission maintenance 28.6 3.8 Increased cost of capital 21.5 1.1 Other administrative and general and taxes other than income tax 14.0 (0.2) Loss of revenue under existing rates 10.2 1.2 Customer accounts and customer service (5.8) (0.9) Total $ 128.9 $ 7.1 Key Dates New rates expected January 2015 Website for Current Rate Case http://www.icc.illinois.gov/docket/casedetails.aspx?no=12-0512 Peoples Gas http://www.icc.illinois.gov/docket/casedetails.aspx?no=12-0511 North Shore Gas Key Dates: Staff/Intervenor Rebuttal 9/3/2014 Companies Surrebuttal 9/12/2014 Hearings Begin 9/22/2014 Hearings End 9/26/2014 Initial Briefs 10/2/2014 Reply Briefs 11/5/2014 Proposed Order by ALJ 12/5/2014 Decision Deadline 1/20/2015

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Peoples Gas and North Shore Gas – 2014 General Rate Cases – Summary of Positions

integrys

Summary of Company, Commission Staff, Attorney General (AG), and Intervener Positions

	ICC Staff Direct		AG Direct		CCI Direct		August 4, 2014 Rebuttal	
$ in Millions	Peoples Gas	North Shore Gas	Peoples Gas	North Shore Gas	Peoples Gas	North Shore Gas	Peoples Gas	North Shore Gas
Total Revenue Increase Requested	$ 97.1	$ 3.5	$ 54.8	$ (1.0)	N/A	N/A	$ 102.3	$ 6.5
Rate Base/Investment	$ 1,860.9	$ 210.0	$ 1,668.6	$ 210.5	$ 1,762.5	N/A	$ 1,758.9	$ 219.8
Equity Component	50.31%	50.41%	N/A	N/A	50.31%	50.41%	50.33%	50.48%
Return on Equity Requested	9.06%	9.06%	9.28%	9.28%	9.15%	9.15%	10.25%	10.25%
Revenue Requirement Impacts of Major Adjustments								
Return on Equity Adjustment	$ (25.9)	$ (2.5)	$ (15.7)	$ (1.7)	N/A	N/A	$ —	$ —
Rate Base Adjustment	$ (1.0)	$ (0.1)	$ (23.5)	$ —	N/A	N/A	$ (13.7)	$ 1.0
Executive Incentive Compensation	$ (6.2)	$ (1.0)	$ —	$ —	N/A	N/A	$ (6.2)	$ (1.0)
IBS Charges	$ —	$ —	$ (28.0)	$ (5.2)	N/A	N/A	$ —	$ —
Other Labor Charges	$ —	$ —	$ (5.3)	$ (1.1)	N/A	N/A	$ —	$ —
O&M Pension and Benefits	$ —	$ —	$ —	$ —	N/A	N/A	$ (2.2)	$ (0.4)

CCI = Citizens Utility Board, City of Chicago, and Industrials (representing interveners as a group)

31

Second Quarter 2014 Earnings Conference Call – August 7, 2014

State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group

integrys

	Commissioner	Party Affiliation	Appointed By	Initial Date Appointed	Confirmed	Term Expires
Illinois – 5-year terms, party split required, appointment by governor, confirmation by State Senate http://www.icc.illinois.gov/cc/						
	Doug Scott, Chair	Democrat	Governor Quinn	02-28-2011	No	TBD
	Miguel del Valle	Democrat	Governor Quinn	02-13-2013	Yes	01-15-2018
	Sherina Maye	Independent	Governor Quinn	03-19-2013	Yes	01-15-2018
	Ann McCabe	Republican	Governor Quinn	03-16-2012	Yes	01-15-2017
	John Colgan	Democrat	Governor Quinn	10-26-2009	Yes	01-01-2015
Michigan – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://www.michigan.gov/mpsc/0,1607,7-159-16400-40504--,00.html						
	John Quackenbush, Chair	Republican	Governor Snyder	09-15-2011	Yes	07-02-2017
	Sally Talberg	Independent	Governor Snyder	06-26-2013	Yes	07-02-2019
	Greg White	Independent	Governor Granholm	12-04-2009	Yes	07-02-2015
Minnesota – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://www.puc.state.mn.us/PUC/aboutus/commissioners/index.html						
	Beverly Jones Heydinger, Chair	Democrat	Governor Dayton	07-02-2012	Yes	01-02-2017
	Dr. David Boyd	Republican	Governor Pawlenty	07-10-2007	Yes	01-05-2015
	Nancy Lange	Democrat	Governor Dayton	02-11-2013	Yes	01-07-2019
	Dan Lipschultz	Democrat	Governor Dayton	01-07-2014	Yes	01-06-2020
	Betsy Wergin	Republican	Governor Pawlenty	08-01-2008	Yes	01-04-2016
Wisconsin – Staggered 6-year terms, appointment by governor, confirmation by State Senate http://psc.wi.gov/aboutUs/organization/commissioners.htm						
	Phil Montgomery, Chair	Republican	Governor Walker	04-04-2011	Yes	03-01-2017
	Eric Callisto	Democrat	Governor Doyle	05-27-2008	Yes	03-01-2015
	Ellen Nowak	Republican	Governor Walker	07-05-2011	Yes	03-01-2019

32

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Special Items by Segment – Adjusted Earnings (Loss) – Second Quarter 2014 and 2013

integrys

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the quarters ended June 30, 2014 and 2013.

June 30, 2014 *(Millions)*	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services Core	Integrys Energy Services Other	Holding Company and Other	Integrys Energy Group Consolidated
Net income (loss) attributed to common shareholders	$ (10.6)	$ 17.1	$ 13.8	$ 2.7	$ (4.3)	$ (11.5)	$ 7.2
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	(0.1)	—	—	—	(2.5)	—	(2.6)
Goodwill impairment loss	—	—	—	—	6.7	—	6.7
Merger transaction costs	—	—	—	—	—	4.1	4.1
Transaction costs related to pending sale of Upper Peninsula Power Company	—	—	—	—	—	0.5	0.5
Transaction costs related to pending sale of Integrys Energy Services retail energy business	—	—	—	—	—	0.5	0.5
Discontinued operations	—	—	—	—	0.1	—	0.1
Adjusted earnings (loss)	$ (10.7)	$ 17.1	$ 13.8	$ 2.7	$ —	$ (6.4)	$ 16.5

June 30, 2013 *(Millions)*	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services Core	Integrys Energy Services Other	Holding Company and Other	Integrys Energy Group Consolidated
Net income (loss) attributed to common shareholders	$ 1.5	$ 23.7	$ 13.6	$ (1.0)	$ (40.8)	$ (2.4)	$ (5.4)
Special Items (net of taxes)							
Net noncash losses related to derivative and inventory accounting activities	0.2	—	—	—	40.1	—	40.3
Discontinued operations	—	—	—	—	0.7	0.1	0.8
Adjusted earnings (loss)	$ 1.7	$ 23.7	$ 13.6	$ (1.0)	$ —	$ (2.3)	$ 35.7

Non-GAAP Financial Information

33

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Special Items by Segment – Diluted EPS – Adjusted – Second Quarter 2014 and 2013

integrys

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for the quarters ended June 30, 2014 and 2013.

					Integrys Energy Services			
June 30, 2014	Natural Gas Utility	Electric Utility	Electric Transmission Investment		Core	Other	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$ (0.13)	$ 0.21	$ 0.17		$ 0.03	$ (0.05)	$ (0.14)	$ 0.09
Special Items (net of taxes)								
Net noncash gains related to derivative and inventory accounting activities	—	—	—		—	(0.03)	—	(0.03)
Goodwill impairment loss	—	—	—		—	0.08	—	0.08
Merger transaction costs	—	—	—		—	—	0.05	0.05
Transaction costs related to pending sale of Upper Peninsula Power Company	—	—	—		—	—	0.01	0.01
Transaction costs related to pending sale of Integrys Energy Services retail energy business	—	—	—		—	—	—	—
Discontinued operations	—	—	—		—	—	—	—
Diluted EPS – adjusted	$ (0.13)	$ 0.21	$ 0.17		$ 0.03	$ —	$ (0.08)	$ 0.20

				Integrys Energy Services			
June 30, 2013	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Core	Other	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$ 0.02	$ 0.30	$ 0.17	$ (0.01)	$ (0.52)	$ (0.03)	$ (0.07)
Special Items (net of taxes)							
Net noncash losses related to derivative and inventory accounting activities	—	—	—	—	0.51	—	0.51
Discontinued operations	—	—	—	—	0.01	—	0.01
Diluted EPS – adjusted	$ 0.02	$ 0.30	$ 0.17	$ (0.01)	$ —	$ (0.03)	$ 0.45

Non-GAAP Financial Information

34

35 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Regulated Natural Gas Utility Segment – Second Quarter 2014 vs. 2013 $10 $5 $0 $-5 $-10 $-15 $ in millions 2Q13 Adjusted Earnings A B C D 2Q14 Adjusted Loss $1.7 $4.3 $0.6 $(0.7) $(16.6) $(10.7) $(12.4) Non-GAAP Financial Information Note: All amounts are shown net of tax. Certain variances have been adjusted to exclude amounts that have no impact on net income, including certain utility riders. A – Utility rate impacts B – Weather, net of decoupling C – Tax impacts/other, which includes the impact of variances in weather-normalized sales volumes on utility margins, changes in interest expense, and other miscellaneous items D – Operating expense impacts, driven by an increase in natural gas distribution costs at Peoples Gas as well as an increase in depreciation and amortization expense

36 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Regulated Electric Utility Segment – Second Quarter 2014 vs. 2013 $35 $30 $25 $20 $15 $10 $5 $0 $ in millions 2Q13 Adjusted Earnings A B C D 2Q14 Adjusted Earnings $23.7 $6.3 $(0.5) $(4.6) $(7.8) $17.1 $(6.6) Non-GAAP Financial Information Note: All amounts are shown net of tax. Certain variances have been adjusted to exclude amounts that have no impact on net income. A – Utility rate impacts B – Weather, net of decoupling C – Tax impacts/other, which includes the impact of variances in weather-normalized sales volumes on utility margins, changes in interest expense, and other miscellaneous items D – Operating expense impacts, driven by increased maintenance at Wisconsin Public Service's Fox Energy Center and Weston 4 generation plant

37 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Electric Transmission Investment Segment – Second Quarter 2014 vs. 2013 $16 $14 $12 $10 $8 $6 $4 $2 $0 $ in millions 2Q13 Adjusted Earnings A 2Q14 Adjusted Earnings $13.6 $0.2 $13.8 $0.2 Non-GAAP Financial Information Note: All amounts are shown net of tax. A – Tax impacts/other

38 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Nonregulated Integrys Energy Services Segment – Second Quarter 2014 vs. 2013 $5 $4 $3 $2 $1 $0 $-1 $-2 $ in millions 2Q13 Adjusted Loss A B C D 2Q14 Adjusted Earnings $(1.0) $3.3 $1.8 $0.3 $(1.7) $2.7 Non-GAAP Financial Information Note: All amounts are shown net of tax. A – Tax impacts/other, which includes changes in interest expense and other miscellaneous items B – Weather C – Other nonregulated margins D – Operating expense impacts $3.7

39 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Holding Company and Other Segment – Second Quarter 2014 vs. 2013 $0 $-1 $-2 $-3 $-4 $-5 $-6 $-7 Millions 2Q13 Adjusted Loss A B C 2Q14 Adjusted Loss $(2.3) $1.1 $(0.1) $(5.1) $(6.4) ($4.1) Non-GAAP Financial Information Note: All amounts are shown net of tax. A – Nonregulated margins B – Operating expense impacts C – Tax impacts/other, which includes changes in interest expense and other miscellaneous expense

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Special Items by Segment – Adjusted Earnings (Loss) – Six Months 2014 and 2013

integrys

Net income (loss) attributed to common shareholders is adjusted by reportable segment for the financial impact of special items for the six months ended June 30, 2014 and 2013.

June 30, 2014 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services – Core	Integrys Energy Services – Other	Holding Company and Other	Integrys Energy Group Consolidated
Net income (loss) attributed to common shareholders	$ 88.5	$ 48.2	$ 27.5	$ 0.8	$ 8.4	$ (13.8)	$ 159.6
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	(0.1)	—	—	—	(15.3)	—	(15.4)
Goodwill impairment loss	—	—	—	—	6.7	—	6.7
Merger transaction costs	—	—	—	—	—	4.1	4.1
Transaction costs related to pending sale of Upper Peninsula Power Company	—	—	—	—	—	0.5	0.5
Transaction costs related to pending sale of Integrys Energy Services retail energy business	—	—	—	—	—	0.5	0.5
Discontinued operations	—	—	—	—	0.2	—	0.2
Adjusted earnings (loss)	$ 88.4	$ 48.2	$ 27.5	$ 0.8	$ —	$ (8.7)	$ 156.2

June 30, 2013 (Millions)	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services – Core	Integrys Energy Services – Other	Holding Company and Other	Integrys Energy Group Consolidated
Net income (loss) attributed to common shareholders	$ 91.2	$ 52.3	$ 27.0	$ 8.9	$ 0.7	$ 2.0	$ 182.1
Special Items (net of taxes)							
Net noncash losses (gains) related to derivative and inventory accounting activities	0.1	—	—	—	(1.3)	—	(1.2)
Discontinued operations	—	—	—	—	0.6	(5.9)	(5.3)
Adjusted earnings (loss)	$ 91.3	$ 52.3	$ 27.0	$ 8.9	$ —	$ (3.9)	$ 175.6

Non-GAAP Financial Information

40

Second Quarter 2014 Earnings Conference Call – August 7, 2014

Special Items by Segment – Diluted EPS – Adjusted – Six Months 2014 and 2013

integrys

Diluted earnings per share is adjusted by reportable segment for the financial impact of special items on diluted earnings per share for six months ended June 30, 2014 and 2013.

June 30, 2014	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services – Core	Integrys Energy Services – Other	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$ 1.10	$ 0.60	$ 0.34	$ 0.01	$ 0.10	$ (0.17)	$ 1.98
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	—	—	—	—	(0.18)	—	(0.18)
Goodwill impairment loss	—	—	—	—	0.08	—	0.08
Merger transaction costs	—	—	—	—	—	0.05	0.05
Transaction costs related to pending sale of Upper Peninsula Power Company	—	—	—	—	—	0.01	0.01
Transaction costs related to pending sale of Integrys Energy Services retail energy business	—	—	—	—	—	—	—
Discontinued operations	—	—	—	—	—	—	—
Diluted EPS – adjusted	$ 1.10	$ 0.60	$ 0.34	$ 0.01	$ —	$ (0.11)	$ 1.94

June 30, 2013	Natural Gas Utility	Electric Utility	Electric Transmission Investment	Integrys Energy Services – Core	Integrys Energy Services – Other	Holding Company and Other	Integrys Energy Group Consolidated
Diluted EPS	$ 1.14	$ 0.66	$ 0.34	$ 0.11	$ 0.01	$ 0.03	$ 2.29
Special Items (net of taxes)							
Net noncash gains related to derivative and inventory accounting activities	—	—	—	—	(0.02)	—	(0.02)
Discontinued operations	—	—	—	—	0.01	(0.08)	(0.07)
Diluted EPS – adjusted	$ 1.14	$ 0.66	$ 0.34	$ 0.11	$ —	$ (0.05)	$ 2.20

Non-GAAP Financial Information

41

42 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Regulated Natural Gas Utility Segment – Six Months 2014 and 2013 $140 $120 $100 $80 $60 $40 $20 $0 $ in millions 6M13 Adjusted Earnings A B C D E 6M14 Adjusted Earnings $91.3 $18.9 $9.8 $7.4 $(9.9) $(29.1) $88.4 $(2.9) Non-GAAP Financial Information Note: All amounts are shown net of tax. Certain variances have been adjusted to exclude amounts that have no impact on net income, including certain utility riders. A – Utility rate impacts B – Tax impacts/other, which includes the impact of variances in weather-normalized sales volumes on utility margins, changes in interest expense, and other miscellaneous items C – Weather, net of decoupling D – First quarter 2013 reversal of reserves that had been recorded in 2012 at Peoples Gas and North Shore Gas against decoupling amounts E – Operating expense impacts, driven by an increase in natural gas distribution costs at Peoples Gas as well as an increase in depreciation and amortization expense

43 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Regulated Electric Utility Segment – Six Months 2014 and 2013 $100 $80 $60 $40 $20 $0 $ in millions 6M13 Adjusted Earnings A B C D 6M14 Adjusted Earnings $52.3 $15.8 $5.2 $(6.5) $(18.6) $48.2 $(4.1) Non-GAAP Financial Information A – Utility rate impacts (includes the impact of the Fox Energy Center purchase) B – Weather, net of decoupling C – Tax impacts/other, which includes the impact of variances in weather-normalized sales volumes on utility margins, changes in interest expense, and other miscellaneous items D – Operating expense impacts, driven by increased maintenance costs at Wisconsin Public Service's Pulliam generation plant, Fox Energy Center, and Weston 4 generation plant Note: All amounts are shown net of tax.

44 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Electric Transmission Investment Segment – Six Months 2014 and 2013 $35 $30 $25 $20 $15 $10 $5 $0 $ in millions 6M13 Adjusted Earnings A 6M14 Adjusted Earnings $27.0 $0.5 $27.5 $0.5 Non-GAAP Financial Information Note: All amounts are shown net of tax. A – Tax impacts/other

45 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Nonregulated Integrys Energy Services Segment – Six Months 2014 and 2013 $10 $8 $6 $4 $2 $0 $ in millions 6M13 Adjusted Earnings A B C D 6M14 Adjusted Earnings $8.9 $(0.1) $(1.2) $(2.7) $(4.1) $0.8 $(8.1) Non-GAAP Financial Information Note: All amounts are shown net of tax. A – Tax impacts/other, which includes changes in interest expense and other miscellaneous items B – Weather C – Other nonregulated margins D – Operating expense impacts

46 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Adjusted Earnings Drivers – Holding Company and Other Segment – Six Months 2014 and 2013 $0 $-2 $-4 $-6 $-8 $-10 $ in millions 6M13 Adjusted Loss A B C 6M14 Adjusted Loss $(3.9) $2.8 $0.1 $(7.7) $(8.7) $(4.8) Non-GAAP Financial Information Note: All amounts are shown net of tax. A – Nonregulated margins B – Operating expense impacts C – Tax impacts/other, which includes changes in interest expense and other miscellaneous expense

47 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Wisconsin Energy/Integrys Energy Group Merger – State Regulatory Approvals Date Filed Statutory Deadline for Regulatory Action (a) Expected Action Timing Standard Wisconsin 8/6/2014 First quarter 2015 "Best interests" Illinois 8/6/2014 11 months "No adverse impact" Michigan 8/6/2014 180 days "No adverse impact" Minnesota (b) 8/6/2014 December 2014 – March 2015 (c) "Consistent with the public interest" (a) Statutory deadlines are from the date of filing. If a re-filing is required for incompleteness or other reason, the deadline would be reset. Illinois can extend three months for certain specific reasons. (b) Minnesota approval may not be required, but a notice and information filing has been made. (c) Full evidentiary hearing would require more time, if needed.

48 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Wisconsin Energy/Integrys Energy Group Merger – Other Approvals Date Filed Statutory Deadline for Regulatory Action (a) Expected Action Timing Standard Hart Scott Rodino August 2014 30 days unless extended Federal Power Act August 2014 180 days, plus potential 180-day extension "Consistent with the public interest" Federal Communications Commission ("FCC") August 2014 Securities and Exchange Commission ("SEC") clearance of Form S-4 August 2014 Comments generally provided within 30 days Wisconsin Energy Shareholder Approval Fourth quarter 2014 Integrys Energy Group Shareholder Approval Fourth quarter 2014

49 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct. Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q, and those identified below: ▪ The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting our regulated businesses; ▪ Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which we and our subsidiaries are subject; ▪ The possibility that the proposed merger with Wisconsin Energy Corporation (Wisconsin Energy) does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain our business and operational relationships, and the risk that unexpected costs will be incurred during this process; ▪ The risk that we may not complete the sales of Integrys Energy Services and Upper Peninsula Power Company; ▪ The risk of terrorism or cyber security attacks, including the associated costs to protect our assets and respond to such events; ▪ The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns; ▪ Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards; ▪ Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims; ▪ The ability to retain market-based rate authority; ▪ The effects, extent, and timing of competition or additional regulation in the markets in which our subsidiaries operate; ▪ Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on our and our subsidiaries’ liquidity and financing efforts; ▪ The risk of financial loss, including increases in bad debt expense, associated with the inability of our and our subsidiaries’ counterparties, affiliates, and customers to meet their obligations; ▪ The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and our ability to adequately forecast energy use for our customers; ▪ The ability to use tax credit and loss carryforwards; ▪ The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements; ▪ The risk associated with the value of goodwill or other intangible assets and their possible impairment; ▪ The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms; ▪ Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets (such as the proposed merger with Wisconsin Energy and the pending sales of Integrys Energy Services and Upper Peninsula Power Company); ▪ The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements; ▪ Changes in technology, particularly with respect to new, developing, or alternative sources of generation; ▪ Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events; ▪ The impact of unplanned facility outages; ▪ The financial performance of American Transmission Company and its corresponding contribution to our earnings; ▪ The timing and outcome of any audits, disputes, and other proceedings related to taxes; ▪ The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates; ▪ The effect of accounting pronouncements issued periodically by standard-setting bodies; and ▪ Other factors discussed in reports we file with the United States Securities and Exchange Commission. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Disclosure of Full Forward-Looking Statements

50 Second Quarter 2014 Earnings Conference Call – August 7, 2014 integrys Additional Information and Where to Find It Additional Information and Where to Find It The proposed merger transaction involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the “SEC”), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.